UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09059998

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-34046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

Overland Park (City) KS (State) 66202-4200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Schieber 913-236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste. 160 (Address) Kansas City (City) MO (State) 64106-2170 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark A. Schieber
Signature

Sr. Vice President/Controller
Title

KELLY E. WHITSON NOTARY PUBLIC STATE OF KANSAS

Kelly E. Whitson
Notary Public

My Appt. Expires 8/30/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WADDELL & REED
Financial, Inc.

6300 Lamar Avenue
Post Office Box 29217
Shawnee Mission, KS 66201-9217
www.waddell.com

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

February 27, 2009

Ivy Funds Distributor, Inc.
6300 Lamar
Overland Park, KS 66202-4200

Securities and Exchange Commission
100 F Street NE
Washington DC, 20549

To whom it may concern:

Please be advised that your organization recently received the Annual Audited Form X-17A-5 Part III for Ivy Funds Distributor, Inc. accompanying our annual audited financial statements. In error, the X-17A-5 Part III had the report date of 01/01/07-12/31/07 in the header of the first page. The enclosed form is a revised Annual Audited Form X-17A-5 Part III that has the correct dates for the report of 01/01/08-12/31/08 that was submitted. Please discard the previously submitted Annual Audited Form X-17A-5 Part III and replace with the corrected form enclosed.

Should you have questions regarding this matter please contact me at (913) 236-1980.

Kind regards,

Mark A Schieber

Mark A. Schieber
Sr. Vice President & Controller

enclosure